Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 6, 2024

VIA EDGAR CORRESPONDENCE

Matthew Williams

Mark Cowan

Megan F. Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: First Trust Exchange-Traded Fund, on behalf of First Trust WCM Developing World Equity ETF and First Trust WCM International Equity ETF, each a series of First Trust Exchange-Traded Fund, and First Trust Series Fund, on behalf of First Trust WCM Focused Global Growth Fund, a series of First Trust Series Fund

File Nos. 333-280035, 333-280036, and 333-280037

Dear Mr. Williams, Mr. Cowan and Ms. Miller:

We received your oral comments via telephonic conference on June 26, 2024, July 8, 2024, and July 9, 2024 regarding the Registration Statements on Form N-14 (each a “Registration Statement” and collectively, the “Registrations Statements”) for First Trust Exchange-Traded Fund, on behalf of First Trust WCM Developing World Equity ETF (“FT WCM Developing World Fund”) and First Trust WCM International Equity ETF (“FT WCM International Equity Fund”), each a series of First Trust Exchange-Traded Fund, and First Trust Series Fund, on behalf of First Trust WCM Focused Global Growth Fund (“FT WCM Global Growth Fund” and, together with FT WCM Developing World Fund and FT WCM International Equity Fund, the “Funds”), filed on June 7, 2024. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statements and the prospectus contained therein (each a “Prospectus” and together, the “Prospectuses”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments, and revised, marked drafts of the Registration Statements is included for your review and convenience.

DISCLOSURE COMMENTS

Division of Investment Management
August 6, 2024

First Trust WCM Focused Global Growth Fund

Comment 1

In the Q&A “Has the Target Board approved the Reorganization?” please consider including the word “unanimously” when discussing the Board approval to be consistent with other disclosure in the Registration Statement.

Response to Comment 1

Pursuant to the comment, “unanimously” will be added to the referenced disclosure.

Comment 2

Please consider deleting the Q&A “What information did the Board Consider when evaluating the Reorganization?” or adding additional information to make the answer more helpful to shareholders.

Response to Comment 2

Pursuant to the comment, the referenced disclosure will be removed.

Comment 3

Under the Q&A entitled “How will the Reorganization affect me as a shareholder?” please consider revising the sentence, “Please refer to the section in the Proxy Statement/Prospectus entitled “The Reorganization – Synopsis – Comparison of the Funds” for more information about the Funds.” to reference the “ differences” between the Funds.

Response to Comment 3

Pursuant to the comment, the disclosure has been revised to say “for more information about the differences between Funds.”

Comment 4

Please revise the answer to the question “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?” to begin with a “Yes” or “No”.

Response to Comment 4

Pursuant to the comment, the disclosure has been revised to begin with a “No.”

Division of Investment Management
August 6, 2024

Comment 5

Please consider including a separate Q&A addressing whether the portfolio of the Target Fund will be repositioned prior to the reorganization.

Response to Comment 5

Pursuant to the comment, a Q&A has been added addressing the Target Fund’s portfolio repositioning in connection with the Reorganization. The Registrant notes repositioning of the Target Fund’s portfolio is not anticipated.

Comment 6

Please revise the answer to the question “Will there be federal income tax consequences to Target Fund shareholders as a direct result of the Reorganization?” to begin with a “Yes” or “No”.

Response to Comment 6

Pursuant to the comment, the disclosure has been revised to begin with a “No.”

Comment 7

Please hyperlink the references to the prospectus, SAI, and audited financials on page ii. Please also include semiannual financials if available.

Response to Comment 7

The Registrant confirms that all items incorporated by reference will be hyperlinked in its amended Registration Statement.

Comment 8

Please consider including additional background information on the Target Fund that would help clarify why First Trust’s investment advisory services could be beneficial to Target Fund shareholders in the section entitled “The Proposed Reorganization.”

Response to Comment 8

Pursuant to the comment, disclosure regarding the history of the Target Fund has been added to the referenced section.

Division of Investment Management
August 6, 2024

Comment 9

In the section entitled “The Proposed Reorganization” please remove the statement “in general” or explain any potential tax recognition in connection with the exchange of Target Fund shares for Acquiring Fund shares.

Response to Comment 9

Pursuant to the comment, “in general” has been removed.

Comment 10

Under the section entitled “Background and Reasons for the Proposed Reorganization” please consider revising the disclosure which states the funds have “substantially similar” investment objectives to state they have “materially the same” investment objectives to be consistent with the remainder of the Registration Statement.

Response to Comment 10

Pursuant to the comment, the referenced disclosure will be revised to state the Acquiring Fund and Target Fund have “materially the same” investment objectives.

Comment 11

Under the section entitled “Background and Reasons for the Proposed Reorganization” please consider revising the disclosure to state that the Acquiring Fund’s total annual fund operating expenses will be the same as the Target Fund’s as opposed to lower than the Target Fund’s.

Response to Comment 11

Pursuant to the comment, the referenced disclosure has been revised to state that the Acquiring Fund’s total annual fund operating expenses will be the same as the Target Fund’s.

Comment 12

Under the section entitled “Background and Reasons for the Proposed Reorganization”, please indicate that the “direct” costs of the Reorganization will be covered by First Trust and WCM.

Division of Investment Management
August 6, 2024

Response to Comment 12

Pursuant to the comment, the referenced disclosure has been revised to state, “that First Trust and WCM, and not the Target Fund, will bear all direct costs of the Reorganization.”

Comment 13

Please include under the section entitled “Background and Reasons for the Proposed Reorganization” whether the approval of the ETF Board was unanimous.

Response to Comment 13

The Registrant confirms that the ETF Trust Board unanimously concluded that the Reorganization is in the best interests of the Fund and the referenced disclosure will be revised to include that disclosure.

Comment 14

Please ensure that all applicable comments received on the N-1A Registration Statement are incorporated into the Registration Statement.

Response to Comment 14

The Registrant confirms that all applicable changes to the N-1A Registration Statement for the Fund will be incorporated into the Registration Statement.

Comment 15

Please consider moving the “Fees and Expenses” discussion into a separate section after the Risk Factors discussion.

Response to Comment 15

The Registrant believes that the fee table required by Item 3(a) of Form N-14 is a significant consideration for shareholders that should be included in the synopsis per Item 3(b) of Form N-14. Therefore consistent with recent N-14s filed by other registrants in the First Trust family of funds, the Registrant will retain the “Fees and Expenses” discussion at the end of Synopsis section.

Comment 16

Please include a sentence in the introductory paragraph to the section entitled “Fees and Expenses” that indicates the date on which the Target Fund fees are based.

Division of Investment Management
August 6, 2024

Response to Comment 16

Pursuant to the comment, the following disclosure will be added to the introductory paragraph to the Fees and Expenses Table:

Expenses for the Target Fund are based on operating expenses of Target Fund for the fiscal year ended December 31, 2023.

Comment 17

In footnote 1 to the Fees and Expenses table it states that the fee waiver agreement of the Target Fund will be in place for two years from the date of the Reorganization. Please explain how this is the case when the date of the Reorganization is unknown.

Response to Comment 17

Footnote 1 to the Fees and Expenses table has been revised to reflect the Target Fund’s fee waiver is in effect until April 30, 2025.

Comment 18

In footnote 2 to the Fees and Expenses table, the date through which fees have been agreed to be waived for the Acquiring Fund is blank. Please confirm this fee waiver will run at least one year from the date of the Reorganization.

Response to Comment 18

The Registrant confirms that the fee waiver for the Acquiring Fund will run at least one year from the date of the Reorganization.

Comment 19

Please confirm that under the section “Background and Trustees’ Considerations Relating to the proposed Reorganization” all material adverse factors relating to the Reorganization and considered by the Target Board are included.

Response to Comment 19

The Registrant confirms that all material adverse factors considered by the Target Board are disclosed in the Prospectus.

Division of Investment Management
August 6, 2024

Comment 20

Please disclose whether the Target Board considered the potential for any repositioning of the Target Fund’s portfolio in advance of the reorganization.

Response to Comment 20

The Target Board considered that no repositioning is anticipated as part of the Reorganization and applicable disclosure has been added to the Registration Statement.

Comment 21

Under the section “Background and Trustees’ Considerations Relating to the proposed Reorganization” it states “that WCM believes that reorganizing the Acquired Fund into the Acquiring Fund will create greater potential for long-term viability than continuing to operate the Acquired Fund as a mutual fund.” Please consider removing this disclosure.

Response to Comment 21

Pursuant to the comment, the referenced disclosure has been removed.

Comment 22

Please disclose additional information on the proxy solicitor in the section entitled “Voting Process.”

Response to Comment 22

The Registrant believes it has disclosed all material information regarding the proxy solicitor under the sections entitled “Terms of the Reorganization–Expenses” and “Voting Process” pursuant to Item 7(a) of Form N-14 and therefore respectfully declines to include additional information regarding the proxy solicitor.

Comment 23

Please either file the Purchase Agreement as an exhibit to the Registration Statement or revise the Agreement and Plan of Reorganization so that the Closing Date definition does not reference the Purchase Agreement.

Response to Comment 23

The Registrant confirms the Agreement and Plan of Reorganization will be revised so that the Closing Date definition will refer to a date certain and not the Purchase Agreement.

Division of Investment Management
August 6, 2024

Comment 24

Please include the file number for the Target Fund’s annual report which is being incorporated by reference under the section entitled “Financial Statements” in the Statement of Additional Information.

Response to Comment 24

Pursuant to the comment, the 1933 file number for the Target Fund’s Annual Report incorporated by reference under “Financial Statements” will be included.

Comment 25

Please include an updated Auditor’s consent with any Amended Registration Statement filing.

Response to Comment 25

The Registrant confirms it will include an amended auditor’s consent with its amended Registration Statement.

First Trust WCM Developing World Equity ETF

&

First Trust WCM International Equity ETF

Comment 1

In the Q&A “Has the Target Board approved the Reorganization?” please consider including the word “unanimously” when discussing the Board approval to be consistent with other disclosure in the Registration Statement.

Response to Comment 1

Pursuant to the comment, “unanimously” will be added to the referenced disclosure.

Comment 2

Please consider deleting the Q&A “What information did the Board Consider when evaluating the Reorganization?” or adding additional information to make the answer more helpful to shareholders.

Response to Comment 2

Pursuant to the comment, the referenced disclosure will be removed.

Comment 3

Please supplementally provide information on how many Target Fund shares are held in Non-Qualifying Accounts. Additionally, please supplementally provide information as to whether any direct communication has been made to shareholders who hold their Target Fund shares in Non-Qualifying Accounts regarding moving their shares to Qualifying Accounts prior to the Reorganization.

Division of Investment Management
August 6, 2024

Response to Comment 3

With respect to the WCM Developing World Equity Fund, the Registrant confirms that as of June 20, 2024, 54,771.155 shares (39.72%) of the Target Fund are held directly with the Target Fund. WCM Investment Management, LLC owns 100% of these shares and has indicated it will move these shares to a Qualifying Account prior to the reorganization. With respect to the WCM International Equity Fund, the Registrant confirms that as of June 20, 2024, 1,493,755.248 shares (24.76%) of the Target Fund are held directly with the Target Fund. WCM Investment Management, LLC and Natixis Investment Managers LP own, in the aggregate, 100% of these shares and each has indicated it will move its respective shares to a Qualifying Account prior to the reorganization.

Comment 4

Please consider bolding the sentence, “If you do not currently hold your shares of the Target Fund through a Qualifying Account, please see the information below for additional actions that you must take to receive shares of the Acquiring Fund on the Closing Date as part of the Reorganization.” on page 6.

Response to Comment 4

Pursuant to the comment, the referenced disclosure has been bolded.

Comment 5

Please consider reorganizing the Q&A section so that the question “How can I purchase and sell Acquiring Fund Shares after the Reorganization” is moved prior to the Q&A that precedes it.

Division of Investment Management
August 6, 2024

Response to Comment 5

Pursuant to the comment, the referenced disclosure has been moved before the prior Q&A question.

Comment 6

Please revise the answer to the question “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?” to begin with a “Yes” or “No”.

Response to Comment 6

Pursuant to the comment, the disclosure has been revised to begin with a “No.”

Comment 7

Please consider including a separate Q&A addressing whether the portfolio of the Target Fund will be repositioned prior to the reorganization.

Response to Comment 7

Pursuant to the comment, a Q&A has been added addressing each Target Fund’s portfolio repositioning in connection with the Reorganization. The Registrant notes repositioning of either Target Fund’s portfolio is not anticipated.

Comment 8

Please revise the answer to the question “Will there be federal income tax consequences to Target Fund shareholders as a direct result of the Reorganization?” to begin with a “Yes” or “No”.

Response to Comment 8

Pursuant to the comment, the disclosure has been revised to begin with a “No.”

Comment 9

Please consider disclosing in the answer to the question “When will the proposed Reorganization be completed?” that any shares held in a Non-Qualifying Account must be transferred to a Qualifying Account prior to the Closing Date, otherwise cash will be received for those shares.

Division of Investment Management
August 6, 2024

Response to Comment 9

Pursuant to the comment, disclosure has been added to indicate that shares held in Non-Qualifying Accounts must be moved to Qualifying Accounts prior to the Closing date or shareholders who hold their shares in such Non-Qualifying Accounts will receive cash instead of Acquiring Fund Shares.

Comment 10

Please hyperlink the references to the prospectus, SAI, and audited financials on page ii. Please also include semiannual financials if available.

Response to Comment 10

The Registrant confirms that all items incorporated by reference will be hyperlinked in its amended Registration Statement.

Comment 11

Please consider including additional background information on the Target Fund that would help clarify why First Trust’s investment advisory services could be beneficial to Target Fund shareholders in the section entitled “The Proposed Reorganization.”

Response to Comment 11

Pursuant to the comment, disclosure regarding the history of the Target Fund has been added to the referenced section.

Comment 12

Please explain why First Trust and WCM believe the reorganization offers “the possibility of advantageous tax treatment” as set forth in the section entitled “The Proposed Reorganization.”

Response to Comment 12

Pursuant to the comment, disclosure has been added to indicate the advantageous tax treatment for the Acquiring Fund is associated with its ETF structure.

Comment 13

Please clarify any differences between the management fees of the Target Fund and the Acquiring Fund, or state that the management fees are the same, in the Q&A to be consistent with disclosure included under the section entitled “Background and Reasons for the Proposed Reorganization.”

Division of Investment Management
August 6, 2024

Response to Comment 13

Pursuant to the comment, disclosure has been added to the Q&A discussing the Acquiring Fund’s fees indicating that the Acquiring Fund and the Target Fund have the same management fee.

Comment 14

Please clarify under the section entitled “Background and Reasons for the Proposed Reorganization” why the Acquiring Fund has the potential to provide shareholders advantageous tax treatment.

Response to Comment 14

Pursuant to the comment, the referenced disclosure has been revised to state, “that the Acquiring Fund’s ETF structure has the potential to provide shareholders advantageous tax treatment as compared to the Target Fund.”

Comment 15

Under the section entitled “Background and Reasons for the Proposed Reorganization”, please indicate that the “direct” costs of the Reorganization will be covered by First Trust and WCM.

Response to Comment 15

Pursuant to the comment, the referenced disclosure has been revised to state, “that First Trust and WCM, and not the Target Fund, will bear all direct costs of the Reorganization.”

Comment 16

Please include under the section entitled “Background and Reasons for the Proposed Reorganization” whether the approval of the ETF Board was unanimous.

Response to Comment 16

The Registrant confirms that the ETF Trust Board unanimously concluded that the Reorganization is in the best interests of the Fund and the referenced disclosure will be revised to include that disclosure.

Division of Investment Management
August 6, 2024

Comment 17

Please ensure that all applicable comments received on the N-1A Registration Statement for the Acquiring Fund are incorporated into the Registration Statement.

Response to Comment 17

The Registrant confirms that all applicable changes to the N-1A Registration Statement for the Acquiring Fund will be incorporated into the Registration Statement.

Comment 18

Please consider moving the “Fees and Expenses” discussion into a separate section after the Risk Factors discussion.

Response to Comment 18

The Registrant believes that the fee table required by Item 3(a) of Form N-14 is a significant consideration for shareholders that should be included in the synopsis per Item 3(b) of Form N-14. Therefore consistent with recent N-14s filed by other registrants in the First Trust family of funds, the Registrant will retain the “Fees and Expenses” discussion at the end of Synopsis section.

Comment 19

Please include a sentence in the introductory paragraph to the section entitled “Fees and Expenses” that indicates the date on which the Target Fund fees are based.

Response to Comment 19

Pursuant to the comment, the following disclosure will be added to the introductory paragraph to the Fees and Expenses Table:

Expenses for the Target Fund are based on operating expenses of Target Fund for the fiscal year ended December 31, 2023.

Comment 20

Please either remove the information included in footnote 4 of the “Fees and Expenses” section or disclose this information elsewhere in the Prospectus.

Division of Investment Management
August 6, 2024

Response to Comment 20

Pursuant to the comment, the referenced footnote has been removed.

Comment 21

Please confirm that under the section “Background and Trustees’ Considerations Relating to the proposed Reorganization” all material adverse factors relating to the Reorganization and considered by the Target Board are included.

Response to Comment 21

The Registrant confirms that all material adverse factors considered by the Target Board are disclosed in the Prospectus.

Comment 22

Please disclose whether the Target Board considered the potential for any repositioning of the Target Fund’s portfolio in advance of the reorganization. Please also disclose whether any alternatives to the ETF conversion were considered.

Response to Comment 22

WCM did not recommend any alternatives to the ETF conversion. If the ETF conversion is not approved by shareholders, the Target Board will consider alternatives at that time. The Target Board considered that no repositioning is anticipated as part of the Reorganization and applicable disclosure has been added to the Registration Statement.

Comment 23

Please disclose additional information on the proxy solicitor in the section entitled “Voting Process.”

Response to Comment 23

The Registrant believes it has disclosed all material information regarding the proxy solicitor under the sections entitled “Terms of the Reorganization–Expenses” and “Voting Process” pursuant to Item 7(a) of Form N-14 and therefore respectfully declines to include additional information regarding the proxy solicitor.

Division of Investment Management
August 6, 2024

Comment 24

Please either file the Purchase Agreement as an exhibit to the Registration Statement or revise the Agreement and Plan of Reorganization so that the Closing Date definition does not reference the Purchase Agreement.

Response to Comment 24

The Registrant confirms the Agreement and Plan of Reorganization will be revised so that the Closing Date definition will refer to a date certain and not the Purchase Agreement.

Comment 25

Please include the file number for the Target Fund’s annual report which is being incorporated by reference under the section entitled “Financial Statements” in the Statement of Additional Information.

Response to Comment 25

Pursuant to the comment, the 1933 file number for the Target Fund’s Annual Report incorporated by reference under “Financial Statements” will be included.

Comment 26

Please include an updated Auditor’s consent with any Amended Registration Statement filing.

Response to Comment 26

The Registrant confirms it will include an amended auditor’s consent with its amended Registration Statement.

Division of Investment Management
August 6, 2024

ACCOUNTING AND FINANCIAL COMMENTS

First Trust WCM Focused Global Growth Fund

Comment 1

On page ii of the Prospectus, there are financial statements and other information on file with the SEC that are incorporated by reference to the Registration Statement. Please include hyperlinks for all items which are incorporated by reference.

Response to Comment 1

The Registrant confirms that all items incorporated by reference will be hyperlinked in its amended Registration Statement.

Comment 2

In the Fee Table on page 6 of the Prospectus, please revise the heading for the fourth column to list Institutional Class shares.

Response to Comment 2

Pursuant to the comment, the heading for the fourth column in the Fee Table will be amended to list Institutional Class shares.

Comment 3

In the Fee Table on page 6 of the Prospectus, please ensure the formatting is consistent throughout the table.

Response to Comment 3

Pursuant to the comment, the formatting for the Fee Table will be revised to be consistent throughout.

Comment 4

Please explain supplementally if the expenses subject to recapture of the Target Fund will be carried over to the Acquiring Fund.

Division of Investment Management
August 6, 2024

Response to Comment 4

The Registrant confirms that expenses subject to recapture of the Target Fund will not be carried over to the Acquiring Fund. However, the Advisor of the Acquiring Fund has agreed to waive fees and reimburse expenses of the Acquiring Fund pursuant to a fee waiver agreement commencing at the completion of the Reorganization, which are subject to recapture from the Acquiring Fund.

Comment 5

At the top of page 15 of the Prospectus it discusses the direct expenses associated with the reorganization. Please confirm if there will be any repositioning associated with the reorganization and, if so, the Registration Statement should include disclosure regarding the reasoning, quantity, cost and tax effect of the portfolio repositioning, whether the repositioning is forced or planned.

Response to Comment 5

The Registrant confirms there will be no repositioning expected with the reorganization.

Comment 6

On page 19 of the Prospectus, under “General Comparison of the Target Fund and Acquiring Fund”, please consider including a link to the Financial Highlights, per Item 6 of Form N-14.

Response to Comment 6

Pursuant to the comment, a link to the Financial Highlights of the Target Fund will be included under the section entitled “General Comparison of the Target Fund and the Acquiring Fund.”

Comment 7

Please confirm in correspondence that there is no disclosure required under Regulation S-X 6-11 and please consider stating that the reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions.

Response to Comment 7

The Registrant confirms that there is no disclosure required under Regulation S-X 6-11. Additionally, the following will be added at the end of the section entitled “Financial Statements” ins the SAI.

Division of Investment Management
August 6, 2024

The Reorganization will not result in a material change to the Target Fund’s investment portfolio. As a result, a schedule of investments of the Target Fund modified to show the effects of such change is not required and is not included.

First Trust WCM Developing World Equity ETF

&

First Trust WCM International Equity ETF

Comment 1

On page ii of the Prospectus, there are financial statements and other information on file with the SEC that are incorporated by reference to the Registration Statement. Please include hyperlinks for all items which are incorporated by reference.

Response to Comment 1

The Registrant confirms that all items incorporated by reference will be hyperlinked in its amended Registration Statement.

Comment 2

Please explain supplementally if the expenses subject to recapture of the Target Fund will be carried over to the Acquiring Fund.

Response to Comment 2

The Registrant confirms that expenses subject to recapture of the Target Fund will not be carried over to the Acquiring Fund.

Comment 3

At the top of page 18 of the Prospectus it discusses the direct expenses associated with the reorganization. Please confirm if there will be any repositioning associated with the reorganization and, if so, the Registration Statement should include disclosure regarding the reasoning, quantity, cost and tax effect of the portfolio repositioning, whether the repositioning is forced or planned.

Response to Comment 3

The Registrant confirms there will be no repositioning expected with the reorganization.

Division of Investment Management
August 6, 2024

Comment 4

On page 23 of the Prospectus, under “General Comparison of the Target Fund and Acquiring Fund”, please consider including a link to the Financial Highlights, per Item 6 of Form N-14.

Response to Comment 4

Pursuant to the comment, a link to the Financial Highlights of the Target Fund will be included under the section entitled “General Comparison of the Target Fund and the Acquiring Fund.”

Comment 5

Please confirm if there were capital loss carry-forwards for the Target Fund that will be carried over to the Acquiring Fund. If there is a capital loss carry-forward, please include the dollar amount in the section entitled “Capital Loss Carry-forward” on page 49 of the SAI.

Response to Comment 5

The Registrant confirms that the WCM Developing World Equity Fund has a short-term capital loss carry-forwards of $60,932 and a long-term capital loss carry-forwards $154,914 as of June 30, 2024. Pursuant to the comment, the following will be added to the SAI under the section entitled “Capital Loss Carry-forward”.

The Target Fund’s short-term capital loss carry-forwards as of June 30, 2024 was $60,932 and its long-term capital loss carry-forwards as of June 30, 2024 was $154,914.

The Registrant confirms that the WCM International Equity Fund has no capital loss carry-forwards that will be transferred to the Acquiring Fund.

Comment 6

Please confirm in correspondence that there is no disclosure required under Regulation S-X 6-11 and please consider stating that the reorganization will not result in a material change to the Target Fund’s investment portfolio due to investment restrictions.

Response to Comment 6

The Registrant confirms that there is no disclosure required under Regulation S-X 6-11. Additionally, the following will be added at the end of the section entitled “Financial Statements” ins the SAI.

Division of Investment Management
August 6, 2024

The Reorganization will not result in a material change to the Target Fund’s investment portfolio. As a result, a schedule of investments of the Target Fund modified to show the effects of such change is not required and is not included.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3273 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Walter L. Draney
Walter L. Draney

cc:	Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman

Betsy Johnson

Jonathan A. Koff

Eric F. Fess